SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: August 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire
BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: August 7, 2003        By:  /s/ Christopher Schpfield
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Christopher Schofield
                           Title:  Company Secretary

7 August 2003


FILTRONIC PLC
BUYS IN $9.6M OF ITS 10% SENIOR NOTES


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $9.6m of its
 10% Senior Notes due 1 December 2005. These Notes will be cancelled leaving $94.0m of the Notes outstanding. Filtronic has now bought in and cancelled a total of $76.0m of the Notes, since 4 February 2002.

ENDS

For further information, please contact:

Filtronic plc - 01274 530622
Professor David Rhodes		             Executive Chairman & CEO
John Samuel                                             Finance Director

Binns & Co PR Ltd - 020 7786 9600
Peter Binns/Paul McManus


Filtronic website: www.filtronic.com